

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

June 5, 2013

<u>Via E-Mail</u>
Ms. Adri Chimberoff
President, Secretary, Treasurer, and Director
All In Blind, Inc.
15765 Imperial Highway
La Mirada, CA 90638

> **Re:** **All In Blind, Inc.**
> **Pre-effective Amendment 2 to Registration Statement on Form S-1**
> **Filed May 28, 2013**
> **File No. 333-187704**

Dear Ms. Chimberoff:

We reviewed the filing and have the comments below.

<u>General</u>

1. Refer to comment 1 in our May 20, 2013 letter. As requested previously, update also your EDGAR company profile on the EDGAR system to reflect current information, including the business, e-mail, and mailing addresses and the telephone number of your principal executive offices in La Mirada, California. If you require technical assistance, you may contact EDGAR operations at (202) 551-8900.

<u>Capitalization, page 7</u>

2. We note the response to comment 4 in our May 20, 2013 letter shows a column for after the offering which assumes the maximum number of shares of common stock is sold. Include also a column for after the offering which assumes the minimum number of shares of common stock is sold. By footnote or otherwise, indicate which column assumes the minimum number of shares of common stock is sold and which column assumes the maximum number of shares of common stock is sold.

<u>Report of Independent Registered Public Accounting Firm, page F-3</u>

3. As previously requested in comment 21 in our letter dated May 20, 2013, please request Sam Kan & company to provide you an audit report that covers the statements of operations, stockholders' equity (deficit), and cash flows for the period July 29, 2011 (date of inception) through December 31, 2011, and for the year ended December 31, 2012 in addition to the cumulative period (<u>i.e.</u>, the period July 29, 2011

(date of inception) through December 31, 2012). Please note that these periods should be disclosed in the first (introductory) and third (opinion) paragraphs. Please refer to Articles 2-02, 8-01, and 8-02 of Regulation S-X for guidance.

Exhibit 23.1

4. As previously requested in comment 23 in our letter dated May 20, 2013, please request Sam Kan & Company to revise the consent to reference the periods July 29, 2011 (inception) through December 31, 2011, and the year ended December 31, 2012 regarding the statements of operations, stockholders' equity (deficit), and cash flows in addition to the cumulative period July 29, 2011 (inception) through December 31, 2012.

5. As previously requested in comment 17 in our letter dated April 29, 2013 and comment 24 in our letter dated May 20, 2013, please request Sam Kan & Company to include a statement in its consent acknowledging the reference to it as an expert in accounting and auditing on page 21.

Exhibit 99a

6. Refer to comment 3 in our May 20, 2013 letter. As requested previously, remove also the references to "a pro rata portion" from paragraphs (3) and (4) under "RECONFIRMATION OFFERING."

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Tracey Houser Smith, Staff Accountant, at (202) 551-3736 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 with any other questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

Via E-Mail
Harold Gewerter, Esq.
5536 South Fort Apache, #102
Las Vegas, NV 89148